3000 Leadenhall Road

Mt. Laurel, NJ 08054

October 9, 2014

VIA OVERNIGHT COURIER AND EDGAR	FOIA Confidential Treatment Requested by PHH Corporation pursuant to RULE 83 (17 C.F.R. § 200.83)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Michael Volley

Re:                             PHH Corporation

Form 10-K for the year ended December 31, 2013

Filed February 26, 2014

Form 10-Q for the quarterly period ended June 30, 2014

Filed August 5, 2014

File No. 001-07797

Dear Mr. Volley:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated September 29, 2014 (the “Comment Letter”), in respect of PHH Corporation’s, a Maryland corporation (“we”, “our” or “us”), Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Commission on February 26, 2014 and our Report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the Commission on August 5, 2014.

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter.  For your convenience, the comments have been reproduced below, together with our responses.

Pursuant to the provisions of 17 C.F.R. Section 200.83, we have indicated that certain portions of the response to comment 2 in this letter are confidential by omitting such portions and inserting bracketed asterisks “[* * *]” in place of such omitted text.  We have separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and have requested confidential treatment for the redacted portions of this letter pursuant to 17 C.F.R. Section 200.83.

October 9, 2014	FOIA Confidential Treatment
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FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Servicing Segment — Outlook and Trends, page 40

1.              We note your disclosure that you experienced a 194% growth in the number of loans subserviced for others between December 31, 2012 and 2013, that this growth reflects your efforts to migrate your business to a less capital intensive, fee-for-service business model and that you may experience a decline in the replenishment rate of your mortgage servicing rights as a result of this emphasis on subservicing relationships. Please revise future filings to more comprehensively explain how your strategic change to a subservicing model will impact your financial results. Specifically, discuss how the change will impact amounts recorded in your financial statements and how the change will impact the quality of and potential variability of your earnings and cash flow.

Response:

We note the Staff’s comment and we will revise our future filings accordingly, including our Report on Form 10-Q for the quarterly period ended September 30, 2014.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2014

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 12.  Commitments and Contingencies, page 25

2.              We note your disclosure on page 26 as it relates to your lawsuit initiated in 2012 by a borrower that has been serviced by the Company. In particular, we note your disclosure that in July 2014, the jury issued a verdict in favor of the borrower, awarding compensatory damages of approximately $0.5 million and punitive damages of $15.7 million, resulting in an exposure of $16.2 million. Your disclosure on page 26 states that the recorded liability for probable losses related to this matter as of June 30, 2014 was not significant. Please tell us the amount you have accrued related to this case and provide us your accounting analysis supporting your conclusion to not recognize a loss for the entire exposure.

Response:

In our Form 10-Q for the quarterly period ended June 30, 2014, we disclosed a litigation matter where a jury awarded a defendant (“Linza”) both $0.5 million in compensatory damages and $15.7 million of punitive damages resulting from a loan foreclosure initiated by one our subsidiaries, PHH Mortgage Corporation.  The trial started in July 2014 and was completed after we had finished our formal quarterly accounting close.  During the preparation of our Form 10-Q for the quarterly period ended June 30, 2014, we evaluated our potential liability in connection with this matter in accordance with ASC 450 - Contingencies and ASC 855 - Subsequent Events.  In our assessment, we conducted inquiries of our internal and external legal counsel, including post-trial motions for a judgment notwithstanding the verdict and a new trial, as well as our intent to appeal the verdict.  [* * *]

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[* * *]  At the completion of the jury trial in July 2014 we believed that the compensatory damage award for $0.5 million [* * *], although the award does contain a $0.3 million component for emotional damages, which can be considered punitive in nature.  [* * *]  Since punitive damage awards are typically stated in terms of a multiple of compensatory damages, the range of punitive damages is considered to be $[* * *] to $15.7 million (a multiple of [* * *] up through the entire award).  [* * *]

[* * *]  We considered that amount to be not significant for disclosure in our Form 10-Q for the quarterly period ending June 30, 2014.  [* * *] Our June 30, 2014 disclosure in Note 12 of our aggregate estimated amount of reasonably possible losses in excess of the recorded liability of $20 million incorporates this amount.

Prior to the judgment in July 2014, we did not have a litigation related reserve accrued for this matter.  The Company’s overall reserve for legal and regulatory contingencies was $[* * *] as of June 30, 2014.  Since this subsequent event represents a type 1 subsequent event, it should be reflected in our financial statements as of June 30, 2014.  Due to the timing of the information received and the immaterial amount of the liability, we did not record this liability in the June 30, 2014 financial statements; however, this matter was separately disclosed in the Commitments and Contingencies footnote as of June 30, 2014.  The Company considered this amount when evaluating its uncorrected misstatements in preparing its Form 10-Q for the quarterly period ended June 30, 2014 and determined that the unrecorded liability was not material to the financial statements presented in the Form 10-Q taken as a whole.  As of the date of this letter, we have not received any new information that changes our conclusions on this matter as outlined above, [* * *].

* * *

Pursuant to the Staff’s request, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter.  We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have.  Please contact Bill Brown at 856-917-0903 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Robert B. Crowl
Robert B. Crowl
Executive Vice President and Chief Financial Officer

cc:                                William F. Brown, Esq.